Exhibit 99.1

17 Education & Technology Group Inc. Announces Second Quarter

2026 Unaudited Financial Results

BEIJING, China, September 9, 2026 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading AI-powered application service provider focused on personalized learning solutions, today announced its unaudited financial results for the second quarter of 2026.

Second Quarter 2026 Highlights1

•
Net revenues were RMB90.1 million (US$13.3 million), compared with net revenues of RMB25.4 million in the second quarter of 2025.
•
Gross margin was 69.2%, compared with 57.5% in the second quarter of 2025.
•
Net income was RMB1.1 million (US$0.2 million), compared with net loss of RMB26.0 million in the second quarter of 2025.
•
Net income as a percentage of net revenues was 1.2% in the second quarter of 2026, compared with negative 102.1% in the second quarter of 2025.
•
Adjusted net income (non-GAAP), which excluded share-based compensation expenses of RMB3.6 million (US$0.5 million), was RMB4.7 million (US$0.7 million), compared with adjusted net loss (non-GAAP) of RMB18.9 million in the second quarter of 2025.
•
Adjusted net income (non-GAAP) as a percentage of net revenues was 5.2% in the second quarter of 2026, compared with negative 74.3% in the second quarter of 2025.

First Half 2026 Highlights1

•
Net revenues were RMB189.5 million (US$27.9 million), compared with net revenues of RMB47.1 million in the first half of 2025.
•
Gross margin was 65.4%, compared with 47.7% in the first half of 2025.
•
Net loss was RMB18.3 million (US$2.7 million), compared with net loss of RMB56.9 million in the first half of 2025.
•
Net loss as a percentage of net revenues was negative 9.6% in the first half of 2026, compared with negative 120.9% in the first half of 2025.
•
Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB7.8 million (US$1.2 million), was RMB10.4 million (US$1.5 million), compared with adjusted net loss (non-GAAP) of RMB41.3 million in the first half of 2025.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 5.5% in the first half of 2026, compared with negative 87.7% in the first half of 2025.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “We are pleased to report another quarter of strong progress, with net revenues increasing 254.6% year over year and both GAAP and non-GAAP profitability achieved for the first time. More importantly, these results further validate our strategic transformation into an AI-powered application service provider and demonstrate the scalability and operating leverage of our evolving business model.”

“As we continue to extend our AI capabilities across the education ecosystem, we recently introduced a dedicated AI agent for teachers, designed to support key teaching workflows, including assessment, content generation and learning analytics, building upon our district-level AI agent initiatives and student-facing personalized learning services. Together, our district-level, teacher-facing and student-facing AI applications are forming an interconnected ecosystem spanning education administration, teaching and personalized learning. Going forward, we will continue to leverage AI to enhance our products and internal workflows, improve operating efficiency and support healthy, sustainable growth,” he added.

Ms. Sishi Zhou, Chief Financial Officer of the Company, commented, “Our second-quarter results underscore the improving economics of our evolving business model. Gross margin expanded to 69.2%, while continued revenue growth and disciplined cost management enabled us to achieve our first quarterly GAAP net profit. We are particularly encouraged that this improvement was achieved while continuing to invest in AI capabilities and product innovation.”

“With a cash position of RMB456.9 million as of quarter end, we maintain a strong financial position to support continued investment in innovation and long-term growth. We will remain disciplined in capital allocation as we balance growth investments with our commitment to sustainable profitability and long-term shareholder value creation.”

Second Quarter 2026 Unaudited Financial Results

Net Revenues

Net revenues for the second quarter of 2026 were RMB90.1 million (US$13.3 million), representing a year-over-year increase of 254.6% from RMB25.4 million in the second quarter of 2025. The substantial revenue growth was primarily driven by the continued expansion of Yiqi Aixue, the Company's consumer-facing AI application service, together with ongoing contributions from district-level and school-based projects.

Cost of Revenues

Cost of revenues for the second quarter of 2026 was RMB27.8 million (US$4.1 million), representing a year-over-year increase of 157.2% from RMB10.8 million in the second quarter of 2025, which was mainly due to the increased related service delivery costs, driven by the continued growth of Yiqi Aixue.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2026 was RMB62.3 million (US$9.2 million), compared with RMB14.6 million in the second quarter of 2025.

Gross margin for the second quarter of 2026 was 69.2%, compared with 57.5% in the second quarter of 2025, representing an improvement of 11.7 percentage points. The increase in gross margin was primarily attributable to the growing contribution of Yiqi Aixue, the Company's consumer-facing AI application service and the continued optimization of the Company's revenue mix.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended June 30,
	2025		2026			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	13,995	55.1%	26,894	3,964	29.9%	92.2%
Research and development expenses	12,002	47.2%	20,025	2,951	22.2%	66.8%
General and administrative expenses	17,066	67.2%	16,032	2,363	17.8%	-6.1%
Total operating expenses	43,063	169.5%	62,951	9,278	69.9%	46.2%

Total operating expenses for the second quarter of 2026 were RMB63.0 million (US$9.3 million), including RMB3.6 million (US$0.5 million) of share-based compensation expenses, representing a year-over-year increase of 46.2% from RMB43.1 million in the second quarter of 2025.

Sales and marketing expenses for the second quarter of 2026 were RMB26.9 million (US$4.0 million), including RMB1.1 million (US$0.2 million) of share-based compensation expenses, representing a year-over-year increase of 92.2% from RMB14.0 million in the second quarter of 2025. The increase was primarily attributable to increased sales and marketing investment activities in support of the continued expansion of Yiqi Aixue.

Research and development expenses for the second quarter of 2026 were RMB20.0 million (US$3.0 million), including RMB0.9 million (US$0.1 million) of share-based compensation expenses, representing a year-over-year increase of 66.8% from RMB12.0 million in the second quarter of 2025. The increase in research and development expenses was primarily attributable to higher personnel-related costs associated with research and development activities to support a broader range of AI application scenarios.

General and administrative expenses for the second quarter of 2026 were RMB16.0 million (US$2.4 million), including RMB1.5 million (US$0.2 million) of share-based compensation expenses, representing a year-over-year decrease of 6.1% from RMB17.1 million in the second quarter of 2025. The decrease was primarily attributable to lower share-based compensation expenses and disciplined cost management.

Loss from Operations

Loss from operations for the second quarter of 2026 was RMB0.6 million (US$0.1 million), compared with RMB28.5 million in the second quarter of 2025. Loss from operations as a percentage of net revenues for the second quarter of 2026 was negative 0.7%, compared with negative 112.0% in the second quarter of 2025.

Net Income (Loss)

Net income for the second quarter of 2026 was RMB1.1 million (US$0.2 million), compared with net loss of RMB26.0 million in the second quarter of 2025. Net income as a percentage of net revenues was 1.2% in the second quarter of 2026, compared with negative 102.1% in the second quarter of 2025.

Adjusted Net Income (Loss) (non-GAAP)

Adjusted net income (non-GAAP) for the second quarter of 2026 was RMB4.7 million (US$0.7 million), compared with adjusted net loss (non-GAAP) of RMB18.9 million in the second quarter of 2025. Adjusted net income (non-GAAP) as a percentage of net revenues was 5.2% in the second quarter of 2026, compared with negative 74.3% of adjusted net loss (non-GAAP) as a percentage of net revenues in the second quarter of 2025.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Cash and Cash Equivalents, Restricted Cash and Term Deposits

Cash and cash equivalents, restricted cash and term deposit were RMB456.9 million (US$67.3 million) as of June 30, 2026, compared with RMB407.0 million as of December 31, 2025.

Conference Call Information

The Company will hold a conference call on Tuesday, September 8, 2026 at 9:00 p.m. U.S. Eastern Time (Wednesday, September 9, 2026 at 9:00 a.m. Beijing time) to discuss the financial results for the second quarter of 2026.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register-conf.media-server.com/register/BI6a9b3074492c49129db706c4d4bc5622.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in its financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income (loss) from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with U.S. GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into USD as of and for the three months ended June 30, 2026 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7851 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading AI-powered application service provider in China, focused on personalized learning solutions. Leveraging over a decade of large-scale, longitudinal educational insights accumulated from daily teaching and learning interactions across diverse scenarios, alongside deep user engagement, and advanced AI capabilities, the Company develops application services that help students learn more effectively, empower educators, and drive innovation across the education ecosystem.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of June 30,
	2025	2026	2026
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	246,448	456,856	67,332
Restricted cash	49	—	—
Term deposits	160,471	—	—
Accounts receivable, net	42,577	24,342	3,588
Prepaid expenses and other current assets, net	101,135	78,631	11,589
Total current assets	550,680	559,829	82,509
Non-current assets
Property and equipment, net	22,455	19,187	2,828
Right-of-use assets	15,003	12,541	1,848
Other non-current assets	2,385	2,364	348
TOTAL ASSETS	590,523	593,921	87,533
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	123,280	135,109	19,913
Deferred revenue and advances from customers, current	165,939	176,513	26,015
Operating lease liabilities, current	4,992	4,507	664
Total current liabilities	294,211	316,129	46,592

	As of December 31,	As of June 30,
	2025	2026	2026
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	9,684	7,568	1,115
TOTAL LIABILITIES	303,895	323,697	47,707
SHAREHOLDERS' EQUITY
Class A ordinary shares	256	256	38
Class B ordinary shares	140	140	21
Treasury stock	(42)	(43)	(6)
Additional paid-in capital	11,126,837	11,134,106	1,640,964
Accumulated other comprehensive income	77,527	72,107	10,626
Accumulated deficit	(10,918,090)	(10,936,342)	(1,611,817)
TOTAL SHAREHOLDERS' EQUITY	286,628	270,224	39,826
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	590,523	593,921	87,533

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Net revenues	25,410	90,092	13,278
Cost of revenues	(10,798)	(27,772)	(4,093)
Gross profit	14,612	62,320	9,185
Operating expenses (Note 1)
Sales and marketing expenses	(13,995)	(26,894)	(3,964)
Research and development expenses	(12,002)	(20,025)	(2,951)
General and administrative expenses	(17,066)	(16,032)	(2,363)
Total operating expenses	(43,063)	(62,951)	(9,278)
Loss from operations	(28,451)	(631)	(93)
Interest income	2,248	1,686	248
Foreign currency exchange loss	(44)	(21)	(3)
Other income, net	301	72	11
(Loss) income before provision for income tax	(25,946)	1,106	163
Income tax expenses	(6)	—	—
Net (loss) income	(25,952)	1,106	163
Net (loss) income available to ordinary shareholders
of 17 Education & Technology Group Inc.	(25,952)	1,106	163
Net (loss) income per ordinary share
Basic	(0.06)	0.00	0.00
Diluted	(0.06)	0.00	0.00
Net (loss) income per ADS (Note 2)
Basic	(3.00)	0.10	0.02
Diluted	(3.00)	0.09	0.01
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	461,000,966	542,476,566	542,476,566
Diluted	461,000,966	582,168,348	582,168,348

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	1,929	1,118	165
Research and development expenses	2,872	939	138
General and administrative expenses	2,261	1,536	226
Total	7,062	3,593	529

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Net (loss) income	(25,952)	1,106	163
Share-based compensation	7,062	3,593	529
Income tax effect	—	—	—
Adjusted net (loss) income	(18,890)	4,699	692

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Net revenues	47,078	189,544	27,935
Cost of revenues	(24,633)	(65,643)	(9,675)
Gross profit	22,445	123,901	18,260
Operating expenses (Note 1)
Sales and marketing expenses	(27,008)	(70,095)	(10,331)
Research and development expenses	(24,594)	(36,212)	(5,337)
General and administrative expenses	(33,167)	(39,519)	(5,824)
Total operating expenses	(84,769)	(145,826)	(21,492)
Loss from operations	(62,324)	(21,925)	(3,232)
Interest income	4,924	3,459	510
Foreign currency exchange loss	(111)	(30)	(4)
Other income, net	621	244	36
Loss before provision for income tax and income from equity method investments	(56,890)	(18,252)	(2,690)
Income tax expenses	(6)	—	—
Net loss	(56,896)	(18,252)	(2,690)
Net loss available to ordinary shareholders of 17
Education & Technology Group Inc.	(56,896)	(18,252)	(2,690)
Net loss per ordinary share
Basic and diluted	(0.12)	(0.03)	(0.00)
Net loss per ADS (Note 2)
Basic and diluted	(6.00)	(1.68)	(0.25)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	461,652,947	542,610,162	542,610,162

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	4,022	1,965	290
Research and development expenses	5,269	2,631	388
General and administrative expenses	6,317	3,239	477
Total	15,608	7,835	1,155

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Net Loss	(56,896)	(18,252)	(2,690)
Share-based compensation	15,608	7,835	1,155
Income tax effect	—	—	—
Adjusted net loss	(41,288)	(10,417)	(1,535)